SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*


                                  Pemstar Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    706552106
                                 (CUSIP Number)

                               Jeffrey A Welikson
                       Senior Vice President and Secretary
                          Lehman Brothers Holdings Inc.
                                 399 Park Avenue
                               New York, NY 10022
                                 (212) 526-0858

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  See Item 5(a)
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 31 Pages

--------------------------------------------- ----------------------------------

CUSIP No.706552 10 6            13D
                                                                 ----------    -
--------------------------------------------- ----------------------------------





============ ===================================================================

     1       NAME OF REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Lehman Brothers Holdings Inc.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3216325
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

                         (a)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------

                         (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             00
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Delaware

------------ -------------------------------------------------------------------
--------------------------------------- --------- ------------------------------

              NUMBER OF                    7      SOLE VOTING POWER

                SHARES
                                                  ------------------------------
                                                  ------------------------------

                                                  4,959,903
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

             BENEFICIALLY                  8      SHARED VOTING POWER

               OWNED BY
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                 EACH                      9      SOLE DISPOSITIVE POWER

              REPORTING
                                                  ------------------------------
                                                  ------------------------------

                                                  4,959,903
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                PERSON                     10     SHARED DISPOSITIVE POWER

                 WITH
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             4,959,903

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             13.60%

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             HC/CO

============ ===================================================================

                                                                               3
============ ===================================================================

     1       NAME OF REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Lehman Brothers Inc.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-2518466
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (a)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             00
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                                                            X
             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Delaware

------------ -------------------------------------------------------------------
--------------------------------------- --------- ------------------------------

              NUMBER OF                    7      SOLE VOTING POWER

                SHARES
                                                  ------------------------------
                                                  ------------------------------

                                                  4,959,903
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

             BENEFICIALLY                  8      SHARED VOTING POWER

               OWNED BY
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                 EACH                      9      SOLE DISPOSITIVE POWER

              REPORTING
                                                  ------------------------------
                                                  ------------------------------

                                                  4,959,903
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                PERSON                     10     SHARED DISPOSITIVE POWER

                 WITH
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             4,959,903

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             13.60%

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             BD/CO

============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                               4
============== =================================================================

      1        NAME OF REPORTING PERSON
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               LB I Group Inc.

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-2741778
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               -----------------------------------------------------------------
               -----------------------------------------------------------------

                                   (a)
               -----------------------------------------------------------------
               -----------------------------------------------------------------


               -----------------------------------------------------------------
               -----------------------------------------------------------------

                                   (b)
               -----------------------------------------------------------------
               -----------------------------------------------------------------


-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

      3        SEC USE ONLY


-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               00
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)
               -----------------------------------------------------------------
               -----------------------------------------------------------------


               -----------------------------------------------------------------
               -----------------------------------------------------------------


-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               Delaware

-------------- -----------------------------------------------------------------
----------------------------------------- --------- ----------------------------

               NUMBER OF                     7      SOLE VOTING POWER

                 SHARES
                                                    ----------------------------
                                                    ----------------------------

                                                        4,959,903
----------------------------------------- --------- ----------------------------
----------------------------------------- --------- ----------------------------

              BENEFICIALLY                   8      SHARED VOTING POWER

                OWNED BY
                                                    ----------------------------
                                                    ----------------------------

                                                    0
----------------------------------------- --------- ----------------------------
----------------------------------------- --------- ----------------------------

                  EACH                       9      SOLE DISPOSITIVE POWER

               REPORTING
                                                    ----------------------------
                                                    ----------------------------

                                                        4,959,903
----------------------------------------- --------- ----------------------------
----------------------------------------- --------- ----------------------------

                 PERSON                      10     SHARED DISPOSITIVE POWER

                  WITH
                                                    ----------------------------
                                                    ----------------------------

                                                    0
----------------------------------------- --------- ----------------------------
--------------- ----------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                ----------------------------------------------------------------
                ----------------------------------------------------------------

                4,959,903

--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*
                ----------------------------------------------------------------
                ----------------------------------------------------------------


                ----------------------------------------------------------------
                ----------------------------------------------------------------


--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                ----------------------------------------------------------------
                ----------------------------------------------------------------

                13.60%

--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                ----------------------------------------------------------------
                ----------------------------------------------------------------

                HC/CO

=============== ================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                               5
============ ===================================================================

     1       NAME OF REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Lehman Brothers Venture Capital Partners I, L.P.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4055760
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (a)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             00
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Delaware

------------ -------------------------------------------------------------------
--------------------------------------- ---------- -----------------------------

              NUMBER OF                     7      SOLE VOTING POWER

                SHARES
                                                   -----------------------------
                                                   -----------------------------

                                                   366,906
--------------------------------------- ---------- -----------------------------
--------------------------------------- ---------- -----------------------------

             BENEFICIALLY                   8      SHARED VOTING POWER

               OWNED BY
                                                   -----------------------------
                                                   -----------------------------

                                                   0
--------------------------------------- ---------- -----------------------------
--------------------------------------- ---------- -----------------------------

                 EACH                       9      SOLE DISPOSITIVE POWER

              REPORTING
                                                   -----------------------------
                                                   -----------------------------

                                                   366,906
--------------------------------------- ---------- -----------------------------
--------------------------------------- ---------- -----------------------------

                PERSON                     10      SHARED DISPOSITIVE POWER

                 WITH
                                                   -----------------------------
                                                   -----------------------------

                                                   0
--------------------------------------- ---------- -----------------------------
------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             366,906

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             1.01%

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             PN

============ ===================================================================

  * SEE INSTRUCTIONS BEFORE FILLING OUT!* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                               6
============= ==================================================================

     1        NAME OF REPORTING PERSON
              ------------------------------------------------------------------
              ------------------------------------------------------------------

              Lehman Brothers Venture Associates Inc.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4053690
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              ------------------------------------------------------------------
              ------------------------------------------------------------------

                                  (a)
              ------------------------------------------------------------------
              ------------------------------------------------------------------


              ------------------------------------------------------------------
              ------------------------------------------------------------------

                                  (b)
              ------------------------------------------------------------------
              ------------------------------------------------------------------


------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     3        SEC USE ONLY


------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     4        SOURCE OF FUNDS*
              ------------------------------------------------------------------
              ------------------------------------------------------------------

              00

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
              ------------------------------------------------------------------
              ------------------------------------------------------------------


              ------------------------------------------------------------------
              ------------------------------------------------------------------


------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              ------------------------------------------------------------------
              ------------------------------------------------------------------

              Delaware

------------- ------------------------------------------------------------------
---------------------------------------- --------- -----------------------------

               NUMBER OF                    7      SOLE VOTING POWER

                SHARES
                                                   -----------------------------
                                                   -----------------------------

                                                   613,158
---------------------------------------- --------- -----------------------------
---------------------------------------- --------- -----------------------------

             BENEFICIALLY                   8      SHARED VOTING POWER

               OWNED BY
                                                   -----------------------------
                                                   -----------------------------

                                                   0
---------------------------------------- --------- -----------------------------
---------------------------------------- --------- -----------------------------

                 EACH                       9      SOLE DISPOSITIVE POWER

               REPORTING
                                                   -----------------------------
                                                   -----------------------------

                                                   613,158
---------------------------------------- --------- -----------------------------
---------------------------------------- --------- -----------------------------

                PERSON                      10     SHARED DISPOSITIVE POWER

                 WITH
                                                   -----------------------------
                                                   -----------------------------

                                                   0
---------------------------------------- --------- -----------------------------
-------------- -----------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               613,158

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
               -----------------------------------------------------------------
               -----------------------------------------------------------------


               -----------------------------------------------------------------
               -----------------------------------------------------------------


-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               1.68%

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               CO

============== =================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                               7
============ ===================================================================

     1       NAME OF REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Lehman Brothers Venture GP Partnership L.P.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4098280
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (a)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             00

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Delaware

------------ -------------------------------------------------------------------
--------------------------------------- --------- ------------------------------

              NUMBER OF                    7      SOLE VOTING POWER

                SHARES
                                                  ------------------------------
                                                  ------------------------------

                                                  613,158
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

             BENEFICIALLY                  8      SHARED VOTING POWER

               OWNED BY
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                 EACH                      9      SOLE DISPOSITIVE POWER

              REPORTING
                                                  ------------------------------
                                                  ------------------------------

                                                  613,158
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                PERSON                     10     SHARED DISPOSITIVE POWER

                 WITH
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             613,158

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             1.68%

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             PN

============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

============= ==================================================================

     1        NAME OF REPORTING PERSON
              ------------------------------------------------------------------
              ------------------------------------------------------------------

              Lehman Brothers Venture Partners L.P.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4055753
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              ------------------------------------------------------------------
              ------------------------------------------------------------------

                                  (a)
              ------------------------------------------------------------------
              ------------------------------------------------------------------


              ------------------------------------------------------------------
              ------------------------------------------------------------------

                                  (b)
              ------------------------------------------------------------------
              ------------------------------------------------------------------


------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     3        SEC USE ONLY


------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     4        SOURCE OF FUNDS*
              ------------------------------------------------------------------
              ------------------------------------------------------------------

              00
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
              ------------------------------------------------------------------
              ------------------------------------------------------------------


              ------------------------------------------------------------------
              ------------------------------------------------------------------


------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              ------------------------------------------------------------------
              ------------------------------------------------------------------

              Delaware

------------- ------------------------------------------------------------------
---------------------------------------- --------- -----------------------------

               NUMBER OF                    7      SOLE VOTING POWER

                SHARES
                                                   -----------------------------
                                                   -----------------------------

                                                   613,158
---------------------------------------- --------- -----------------------------
---------------------------------------- --------- -----------------------------

             BENEFICIALLY                   8      SHARED VOTING POWER

               OWNED BY
                                                   -----------------------------
                                                   -----------------------------

                                                   0
---------------------------------------- --------- -----------------------------
---------------------------------------- --------- -----------------------------

                 EACH                       9      SOLE DISPOSITIVE POWER

               REPORTING
                                                   -----------------------------
                                                   -----------------------------

                                                   613,158
---------------------------------------- --------- -----------------------------
---------------------------------------- --------- -----------------------------

                PERSON                      10     SHARED DISPOSITIVE POWER

                 WITH
                                                   -----------------------------
                                                   -----------------------------

                                                   0
---------------------------------------- --------- -----------------------------
-------------- -----------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               613,158

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
               -----------------------------------------------------------------
               -----------------------------------------------------------------


               -----------------------------------------------------------------
               -----------------------------------------------------------------


-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               1.68%

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               PN

============== =================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                               9
============ ===================================================================

     1       NAME OF REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Lehman Brothers 1999 Venture GP Partnership L.P.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4098283
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (a)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             00

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Delaware

------------ -------------------------------------------------------------------
--------------------------------------- --------- ------------------------------

              NUMBER OF                    7      SOLE VOTING POWER

                SHARES
                                                  ------------------------------
                                                  ------------------------------

                                                  1,333,332
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

             BENEFICIALLY                  8      SHARED VOTING POWER

               OWNED BY
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                 EACH                      9      SOLE DISPOSITIVE POWER

              REPORTING
                                                  ------------------------------
                                                  ------------------------------

                                                  1,333,332
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                PERSON                     10     SHARED DISPOSITIVE POWER

                 WITH
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             1,333,332

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             3.66%

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             PN

============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                              10
============ ===================================================================

     1       NAME OF REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Lehman Brothers VC Partners L.P.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4066168
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (a)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             00
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Delaware

------------ -------------------------------------------------------------------
--------------------------------------- --------- ------------------------------

              NUMBER OF                    7      SOLE VOTING POWER

                SHARES
                                                  ------------------------------
                                                  ------------------------------

                                                  1,333,332
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

             BENEFICIALLY                  8      SHARED VOTING POWER

               OWNED BY
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                 EACH                      9      SOLE DISPOSITIVE POWER

              REPORTING
                                                  ------------------------------
                                                  ------------------------------

                                                  1,333,332
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                PERSON                     10     SHARED DISPOSITIVE POWER

                 WITH
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             1,333,332

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             3.66%

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             PN

============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                              11
============ ===================================================================

     1       NAME OF REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Lehman Brothers MBG Venture Capital Partners 1998 (A) L.P.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4036790
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (a)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             00
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Delaware

------------ -------------------------------------------------------------------
--------------------------------------- --------- ------------------------------

              NUMBER OF                    7      SOLE VOTING POWER

                SHARES
                                                  ------------------------------
                                                  ------------------------------

                                                  87,807
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

             BENEFICIALLY                  8      SHARED VOTING POWER

               OWNED BY
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                 EACH                      9      SOLE DISPOSITIVE POWER

              REPORTING
                                                  ------------------------------
                                                  ------------------------------

                                                  87,807
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                PERSON                     10     SHARED DISPOSITIVE POWER

                 WITH
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             87,807
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             0.24%

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             PN

============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                              12
============ ===================================================================

     1       NAME OF REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Lehman Brothers MBG Venture Capital Partners 1998 (B) L.P.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4036792
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (a)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                 (b)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             00
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Delaware

------------ -------------------------------------------------------------------
--------------------------------------- --------- ------------------------------

              NUMBER OF                    7      SOLE VOTING POWER

                SHARES
                                                  ------------------------------
                                                  ------------------------------

                                                  1,620
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

             BENEFICIALLY                  8      SHARED VOTING POWER

               OWNED BY
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                 EACH                      9      SOLE DISPOSITIVE POWER

              REPORTING
                                                  ------------------------------
                                                  ------------------------------

                                                  1,620
--------------------------------------- --------- ------------------------------
--------------------------------------- --------- ------------------------------

                PERSON                     10     SHARED DISPOSITIVE POWER

                 WITH
                                                  ------------------------------
                                                  ------------------------------

                                                  0
--------------------------------------- --------- ------------------------------
------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             1,620

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
             -------------------------------------------------------------------
             -------------------------------------------------------------------


             -------------------------------------------------------------------
             -------------------------------------------------------------------


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             0.004%

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
             -------------------------------------------------------------------
             -------------------------------------------------------------------

             PN

============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                              13
=========== ====================================================================

    1       NAME OF REPORTING PERSON
            --------------------------------------------------------------------
            --------------------------------------------------------------------

            Lehman Brothers MBG Venture Capital Partners 1998 (C) L.P.

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4036793
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            --------------------------------------------------------------------
            --------------------------------------------------------------------

                                (a)
            --------------------------------------------------------------------
            --------------------------------------------------------------------


            --------------------------------------------------------------------
            --------------------------------------------------------------------

                                (b)
            --------------------------------------------------------------------
            --------------------------------------------------------------------


----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

    3       SEC USE ONLY


----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*
            --------------------------------------------------------------------
            --------------------------------------------------------------------

            00
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
            --------------------------------------------------------------------
            --------------------------------------------------------------------


            --------------------------------------------------------------------
            --------------------------------------------------------------------


----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            --------------------------------------------------------------------
            --------------------------------------------------------------------

            Delaware

----------- --------------------------------------------------------------------
-------------------------------------- --------- -------------------------------

              NUMBER OF                   7      SOLE VOTING POWER

               SHARES
                                                 -------------------------------
                                                 -------------------------------

                                                 9,996
-------------------------------------- --------- -------------------------------
-------------------------------------- --------- -------------------------------

            BENEFICIALLY                  8      SHARED VOTING POWER

              OWNED BY
                                                 -------------------------------
                                                 -------------------------------

                                                 0
-------------------------------------- --------- -------------------------------
-------------------------------------- --------- -------------------------------

                EACH                      9      SOLE DISPOSITIVE POWER

              REPORTING
                                                 -------------------------------
                                                 -------------------------------

                                                 9,996
-------------------------------------- --------- -------------------------------
-------------------------------------- --------- -------------------------------

               PERSON                     10     SHARED DISPOSITIVE POWER

                WITH
                                                 -------------------------------
                                                 -------------------------------

                                                 0
-------------------------------------- --------- -------------------------------
-------------- -----------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               9,996

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*
               -----------------------------------------------------------------
               -----------------------------------------------------------------


               -----------------------------------------------------------------
               -----------------------------------------------------------------


-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               0.027%

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               PN

============== =================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer

         This Statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Pemstar Inc., a Minnesota corporation ("Pemstar"). The address of the principal executive offices of Pemstar is 3535 Technology Drive N.W., Rochester, Minnesota 55901.

Item 2.           Identity and Background

         This statement is filed on behalf of the following entities, which are collectively referred to as the "Reporting Persons" in this Statement:


Lehman Brothers Holding Inc., a Delaware corporation ("Holdings"),

         399 Park Avenue
         New York, New York 10022

Holdings is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth individual clients and customers.


Lehman Brothers Inc., a Delaware corporation ("LBI"),

         399 Park Avenue
         New York, New York 10022


LBI is a wholly owned subsidiary of Holdings and is the parent of LB I Group
Inc.


LB I Group Inc., a Delaware corporation ("LB I Group")

         399 Park Avenue
         New York, New York 10022


LB I Group is a wholly owned subsidiary of LBI, is the parent of Lehman Brothers Venture Associates Inc., and is the General Partner of Lehman Brothers Venture Capital Partners I, L.P., Lehman Brothers 1999 Venture GP Partnership L.P., Lehman Brothers MBG Venture Capital Partners 1998 (A) L.P., Lehman Brothers MBG Venture Capital Partners 1998 (B) L.P., and Lehman Brother MBG Venture Capital Partners 1998 (C) L.P.


Lehman Brothers Venture Capital Partners I, L.P., a Delaware limited partnership ("LB VCP I").

         399 Park Avenue
         New York, New York 10022



LB VCP I is a limited partnership, the General Partner of which is LB I Group. Lehman Brothers Venture Associates Inc., Delaware corporation ("LB VA").

         399 Park Avenue
         New York, New York 10022


LB VA is a wholly owned subsidiary of LB I Group and is the General Partner of Lehman Brothers Venture GP Partnership L.P.


Lehman Brothers Venture GP Partnership L.P., a Delaware limited partnership ("LB VGPP").

         399 Park Avenue
         New York, New York 10022


LB VGPP is a limited partnership, the General Partner of which is LB VA. LB VGPP is the General Partner of Lehman Brothers Venture Partners, L.P.


Lehman Brothers Venture Partners, L.P., a Delaware limited partnership
("LB VP").

         399 Park Avenue
         New York, New York 10022


LB VP is a limited partnership, the general partner of which is LB VGPP.


Lehman Brothers 1999 Venture GP Partnership L.P., a Delaware limited partnership
 ("LB 1999 VGPP").

         399 Park Avenue
         New York, New York 10022


LB 1999 VGPP is a limited partnership, the General Partner of which is LB I Group. LB 1999 VGPP is the General Partner of Lehman Brothers VC Partners L.P.


Lehman Brothers VC Partners L.P., a Delaware limited partnership ("LB VCP").

         399 Park Avenue
         New York, New York 10022


LB VCP is a limited partnership, the general partner of which is LB 1999 VGPP.


Lehman Brothers MBG Venture Capital Partners 1998 (A) L.P., a Delaware limited partnership ("MBG (A)")

         399 Park Avenue
         New York, New York 10022

MBG (A) is a limited partnership, the general partner of which is LB I Group.

Lehman Brothers MBG Venture Capital Partners 1998 (B) L.P., a Delaware limited partnership ("MBG (B)")

         399 Park Avenue
         New York, New York 10022


MBG (B) is a limited partnership, the general partner of which is LB I Group.


Lehman Brothers MBG Venture Capital Partners 1998 (C) L.P., a Delaware limited partnership ("MBG (C)")

         399 Park Avenue
         New York, New York 10022


MBG (C) is a limited partnership, the general partner of which is LB I Group.


The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to constitute a "group" for the purposes of
Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Lehman Brothers Holdings Inc., a Delaware corporation, and LB I Group Inc., which are holding companies. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit B (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934.

Item 3.           Source and Amount of Funds or Other Consideration

         See Item 4.

Item 4.           Purpose of Transaction

         On August 7, 2000, Pemstar executed an underwriting agreement relating to an initial public offering of 8,400,000 shares of Common Stock (the "IPO"). Immediately prior to the closing of the IPO, the Reporting Persons beneficially owned an aggregate of 300,000 shares of Common Stock of Pemstar (the "Common Stock"), 553,301 shares of Series A Convertible Preferred Stock of Pemstar (the "Series A Preferred"), and 1,000,000 shares of Series B Preferred Stock of Pemstar (the "Series B Preferred"). LB I Group owned 300,000 shares of Common Stock, 520,160 shares of Series A Preferred and 228,868 shares of Series B Preferred; LB VCP I owned 122,302 shares of Series B Preferred; LB VP owned 204,386 shares of Series B Preferred; LB VCP owned 444,444 shares of Series B Preferred; MBG (A) owned 29,269 shares of Series A Preferred; MBG (B) owned 540 shares of Series A Preferred and MBG (C) owned 3,332 shares of Series A Preferred.

         The holders of the Series A Preferred purchased such shares from Pemstar in February and March 1998 for a purchase price of $15.00 per share. The holders of the Series B Preferred purchased such shares from Pemstar in June 1999 for a purchase price of $18.00 per share. LB I Group purchased the 300,00 shares of Common Stock from certain shareholders of Pemstar in October 1998 at a purchase price of $15 per share. The source of funds for such purchases with respect to the partnerships was from capital contributions from the partners of such purchasers and the funds for such purchases with respect to LB I Group was from working capital.

         Effective upon the closing of the IPO on August 11, 2000, each share of Series A Preferred and each share of Series B Preferred were automatically converted into three shares of Common Stock. As a result, LB I Group received 2,247,084 shares of Common Stock, LB VCP I received 366,906 shares of Common Stock, LB VP received 613,158 shares of Common Stock, LB VCP received 1,333,332 shares of Common Stock, MBG (A) received 87,807 shares of Common Stock, MBG (B) received 1,620 shares of Common Stock, and MBG (C) received 9,996 shares of Common Stock.

         On January 24, 2001 Micheal J. Odrich, a Managing Director of LBI, resigned as a Director of Pemstar.

         As of August 11, 2000, the Reporting Persons beneficially owned an aggregate of 4,959,903 shares, or 18.42%, of the Common Stock. Holdings, parent of LBI; LBI, parent of LB I Group; LB I Group, parent of LB VA and General Partner of LB VCP I, LB 1999 VGPP, MBG (A), MBG (B) and MBG (C); LB VA, General Partner of LB VGPP; LB VGPP, General Partner of LB VP; and LB 1999 VGPP, General Partner of LB VCP, are deemed indirect beneficial owners of such shares.

     Pursuant to the Underwriting Agreement, Lehman Brothers Inc. received customary and usual compensation, indemnification and contribution from Pemstar as an underwriter and lead manager of the IPO.

         The Reporting Persons intend to continually evaluate the business, prospects and financial condition of Pemstar, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on same factors, the Reporting Persons may decide to sell all or part of the shares they hold. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

         Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

         (a) See Item 4. According to the Issuer's quarterly report filed on Form 10Q for the quarter ended September 30, 2001, the number of shares of Common Stock outstanding was 36,476,699 as of October 31, 2001. Accordingly, the percentage of the Common Stock beneficially owned by the Reporting Persons as of that date was as indicated in Item 13 of the cover pages. Since the filing of the Reporting Persons' Amendment No. 1 on May 3, 2001 there has been no change to the number of the Issuer's shares of Common Stock beneficially owned by the Reporting Persons.

        (b) The Reporting Persons have sole power to vote and dispose of all the shares of Common Stock.

        (c) LBI and other affiliates in the ordinary course of business as broker dealers, may have purchased and sold shares of Common Stock on behalf of their customers.

        (d) Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of, any shares of Common stock beneficially owned by the Reporting Persons, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4.


         LB I Group, LB VP, LB VCP I, LB VCP, MBG (A), MBG (B), and MBG (C) are entitled to rights with respect to the registration of 4,659,903 shares of Common Stock under the Securities Act of 1933 (the "Securities Act"). Under the terms of an agreement between Pemstar and those investors, including LB I Group, LB VP, LB VCP I, LB VCP, MBG (A), MBG (B), and MBG (C), who purchased shares of the Series A Preferred and the Series B Preferred (the "Registrable Securities"), the holders of at least 35% of the Registrable Securities may require that Pemstar file a registration under the Securities Act with respect to their shares of Common Stock after the earlier of February 12, 2001, or the six month anniversary of the effective date of the IPO, so long as the total offering price of the shares to the public under such registration statement is at least $10 million. Pemstar is only be required to file two registration statements in response to a request for registration by the holders of Registrable Securities. Pemstar may postpone the filing of a registration statement for up to ninety days in any twelve month period if Pemstar determines that the filing would be seriously detrimental to it and its shareholders. Further, holders of the Registrable Securities may require Pemstar on two occasions within any twelve-month period to file additional registration statements on Form S-3 at Pemstar's expense. In addition, in the event that Pemstar decides to register its securities, it is required to include in its registration statement the Registrable Securities of any holder who so requests. These rights are subject to the right of the underwriters of an offering to limit the number of shares included in that registration under certain circumstances. The expenses incurred in such registrations will be borne by Pemstar.

         The registration rights described above will expire with respect to any holder of Registrable Securities of such holder can sell all if its shares in a three-month period under Rule 144 of the Securities Act. In any event, the registration rights described above will expire five years after the IPO is completed. Holders of Registrable Securities, including LB I Group, LB VP, LB VCP I, LB VCP, MBG (A), MBG (B), and MBG (C), have agreed not to exercise their registration rights for a period of 180 days following the date of the prospectus relating to the IPO.

Item 7.           Material to Be Filed as Exhibits

     Exhibit A: Form of Underwriting Agreement among Pemstar and the Underwriters named therein (incorporated by reference as Exhibit 1.1 to Pemstar's Registration Statement of Form S-1 (Registration File No. 333-37162)).

     Exhibit B: Joint Filing Agreement, dated August 19, 2000, between Lehman Brothers Holdings Inc., Lehman Brothers Inc., LB I Group Inc., Lehman Brothers Venture Capital Partners I, L.P., Lehman Brothers Venture Associates Inc., Lehman Brothers Venture GP Partnership, L.P., Lehman Brothers Venture Partners, L.P., Lehman Brothers 1999 Venture GP Partnership L.P., Lehman Brothers VC Partners L.P., Lehman Brothers MBG Venture Capital Partners 1998 (A) L.P., Lehman Brothers MBG Venture Capital Partners 1998 (B) L.P., Lehman Brothers MBG Venture Capital Partners 1998 (C) L.P. (Filed herewith)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

                                    LEHMAN BROTHERS HOLDINGS INC.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Vice President

                                    LEHMAN BROTHERS INC.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Vice President

                                    LB I GROUP INC.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                LEHMAN BROTHERS VENTURE CAPITAL PARTNERS I, L.P.

                                        By: /s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory

                                    LEHMAN BROTHERS VENTURE ASSOCIATES INC.

                                        By:/s/BarrettDiPaolo
                                         Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                    LEHMAN BROTHERS VENTURE GP PARTNERSHIP, L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                    LEHMAN BROTHERS VENTURE PARTNERS, L.P.

                                        By:/s/BarrettDiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                LEHMAN BROTHERS 1999 VENTURE GP PARTNERSHIP L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                    LEHMAN BROTHERS VC PARTNERS L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                   LEHMAN BROTHERS MBG VENTURE CAPITAL PARTNERS
                                   1998 (A) L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                    LEHMAN BROTHERS MBG VENTURE CAPITAL PARTNERS
                                    1998 (B) L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory

                                    LEHMAN BROTHERS MBG VENTURE CAPITAL PARTNERS
                                    1998 (C) L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory

                                                                     Appendix A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                           BUSINESS ADDRESS

MICHAEL L. AINSLIE                                 Lehman Brothers Holdings Inc.
Private Investor and former                        399 Park Avenue
President and Chief Executive                      New York, New York 10022
Officer of Sotheby's Holdings

JOHN F. AKERS                                      Lehman Brothers Holdings Inc.
Retired Chairman of International                  399 Park Avenue
Business Machines Corporation                      New York, New York 10022

ROGER S. BERLIND                                   Lehman Brothers Holdings Inc.
Theatrical Producer                                399 Park Avenue
                                                   New York, New York 10022

THOMAS H. CRUIKSHANK                               Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive               399 Park Avenue
Officer of Halliburton Company                     New York, New York 10022

RICHARD S. FULD, JR.                               Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               399 Park Avenue
of Lehman Brothers Holdings Inc.                   New York, New York 10022

HENRY KAUFMAN                                      Lehman Brothers Holdings Inc.
President of Henry Kaufman                         399 Park Avenue
& Company, Inc.                                    New York, New York 10022

JOHN D. MACOMBER                                   Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                  399 Park Avenue
                                                   New York, New York 10022

DINA MERRILL                                       Lehman Brothers Holdings Inc.
Director and Vice Chairman                         399 Park Avenue
of RKO Pictures, Inc.                              New York, New York 10022
and Actress

---
All above individuals are citizens of the United States.

                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME/TITLE                                           BUSINESS ADDRESS

RICHARD S. FULD, JR.                               Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               399 Park Avenue
of Lehman Brothers Holdings Inc.                   New York, New York 10022

DAVID GOLDFARB                                     Lehman Brothers Holdings Inc.
Chief Financial Officer                            399 Park Avenue
                                                   New York, New York 10022

JOSEPH M. GREGORY                                  Lehman Brothers Holdings Inc.
Chief Administrative Officer                       399 Park Avenue
                                                   New York, New York 10022

JEREMY M. ISAACS                                   Lehman Brothers Holdings Inc.
Chief Executive Officer-                           One Broadgate London
Europe and Asia                                    EC2M7HA
                                                   United Kingdom

BRADLEY H. JACK                                    Lehman Brothers Holdings Inc.
Head of Investment Banking                         399 Park Avenue
Division                                           New York, New York 10022

JEFFREY VADERBEEK                                  Lehman Brothers Holdings Inc.
Head of Capital Markets Division                   399 Park Avenue
                                                   New York, New York 10022

--
All of the above individuals are citizens of the United States, except Mr. Isaacs, who is citizen of the United Kingdom.

                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS


NAME/TITLE                                           BUSINESS ADDRESS

ROGER S. BERLIND                                   Lehman Brothers Holdings Inc.
Theatrical Producer                                399 Park Avenue
                                                   New York, New York 10022

HOWARD L. CLARK, JR.                               Lehman Brothers Holdings Inc.
Vice Chairman                                      399 Park Avenue
                                                   New York, New York 10022

FREDERICK FRANK                                    Lehman Brothers Holdings Inc.
Vice Chairman                                      399 Park Avenue
                                                   New York, New York 10022

RICHARD S. FULD, JR.                               Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               399 Park Avenue
of Lehman Brothers Holdings Inc.                   New York, New York 10022


HARVEY M. KRUEGER                                  Lehman Brothers Holdings Inc.
Vice Chairman                                      399 Park Avenue
                                                   New York, New York 10022

SHERMAN R. LEWIS, JR.                              Lehman Brothers Holdings Inc.
Vice Chairman                                      399 Park Avenue
                                                   New York, New York 10022


--
All of the above individuals are citizens of the United States.

                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS


NAME/TITLE                                                    BUSINESS ADDRESS


RICHARD S. FULD, JR.                               Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               399 Park Avenue
of Lehman Brothers Holdings Inc.                   New York, New York 10022

DAVID GOLGFARB                                     Lehman Brothers Holdings Inc.
Chief Financial Officer                            399 Park Avenue
                                                   New York, New York 10022

JOSEPH M. GREGORY                                  Lehman Brothers Holdings Inc.
Chief Administrative Officer                       399 Park Avenue
                                                   New York, New York 10022

THOMAS A. RUSSO                                    Lehman Brothers Holdings Inc.
Chief Legal Officer                                399 Park Avenue
                                                   New York, New York 10022

--
All above individuals are citizens of the United States.

                                 LB I GROUP INC.

                               BOARD OF DIRECTORS


NAME                                                          BUSINESS ADDRESS

Rocco F. Andriola                                  Lehman Brothers Holdings Inc.
                                                   399 Park Avenue
                                                   New York, New York 10022

David Goldfarb                                     Lehman Brothers Holdings Inc.
                                                   399 Park Avenue
                                                   New York, New York 10022

Allan S. Kaplan                                    Lehman Brothers Holdings Inc.
                                                   399 Park Avenue
                                                   New York, New York 10022


All of the above individuals are citizens of the United States.

                     LEHMAN BROTHERS VENTURE ASSOCIATES INC.

                               BOARD OF DIRECTORS


NAME/TITLE                                           BUSINESS ADDRESS

Michael J. Odrich                                  Lehman Brothers Holdings Inc.
                                                   399 Park Avenue
                                                   New York, New York 10022

Alan Washkowitz                                    Lehman Brothers Holdings Inc.
                                                   399 Park Avenue
                                                   New York, New York 10022


--
Above of the above individuals are citizens of the United States.

                                                                              28
                                                                      APPENDIX B


Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

                                                                       EXHIBIT B

                       SCHEDULE 13D JOINT FILING AGREEMENT


         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                   * * * * * *

         In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of February 14, 2001.

                                    LEHMAN BROTHERS HOLDINGS INC.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Vice President

                                    LEHMAN BROTHERS INC.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Vice President

                                    LB I GROUP INC.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                LEHMAN BROTHERS VENTURE CAPITAL PARTNERS I, L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                    LEHMAN BROTHERS VENTURE ASSOCIATES INC.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory

                                    LEHMAN BROTHERS VENTURE GP PARTNERSHIP, L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                    LEHMAN BROTHERS VENTURE PARTNERS, L.P.

                                        By:/s/Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory

                                LEHMAN BROTHERS 1999 VENTURE GP PARTNERSHIP L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                    LEHMAN BROTHERS VC PARTNERS L.P.

                                    By:     /s/ Barrett DiPaolo
                              Name: Barrett DiPaolo
                           Title: Authorized Signatory


                      LEHMAN BROTHERS MBG VENTURE CAPITAL PARTNERS 1998 (A) L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                    LEHMAN BROTHERS MBG VENTURE CAPITAL PARTNERS
                                    1998 (B) L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory


                                    LEHMAN BROTHERS MBG VENTURE CAPITAL PARTNERS
                                    1998 (C) L.P.

                                        By:/s/ Barrett DiPaolo
                                        Name: Barrett DiPaolo
                                        Title: Authorized Signatory